SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

May 7, 2019

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that today, May 7, 2019, Credicorp Ltd. transferred, through the Bolsa de Valores de Lima, 83,839,991 shares of Banco de Credito del Peru ("BCP") representing 0.9559% of BCP’s share capital, which have been acquired by its subsidiary Grupo Credito S.A. (“Grupo Credito”). The amount paid per share was S/ 6.10.

With this transfer the share reorganization process approved by the Peruvian Superintendencia de Banca, Seguros y AFP ("SBS") through Resolution SBS N.° 1718-2018, which authorized Grupo Credito to acquire up to 3.73% of the capital stock of BCP, is completed.

It should be noted that this transfer does not entail any change in the control of BCP, since Credicorp, through its subsidiary Grupo Credito, continues to hold the ownership of 97.69% of BCP's shares.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2019
CREDICORP LTD. (Registrant)

	By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative